CONFORMED

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

Certification and Notice of Termination of Registration Under Section 12(g)
of the Securities Exchange Act of 1934 or Suspension of Duty to File Reports
Under Sections 13 and 15(d) of the Securities Exchange Act of 1934.

Commission File Number:  333-130966-02

JOHN DEERE OWNER TRUST 2007

(Issuer of Notes and the Certificates)

JOHN DEERE RECEIVABLES, INC.

(Originator of the Trust)

(Exact name of registrant as specified in charter)

c/o John Deere Capital Corporation

Suite 600

1 East First Street

Reno, Nevada 89501

(775) 786-5527

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Class	A-1	5.33006%	Asset Backed Notes
Class	A-2	5.21%	Asset Backed Notes
Class	A-3	5.04%	Asset Backed Notes
Class	A-4	5.07%	Asset Backed Notes

(Title of each class of securities covered by this Form)

NONE

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)	☐	Rule 12h-3(b)(1)(i)	☐
Rule 12g-4(a)(1)(ii)	☐	Rule 12h-3(b)(1)(ii)	☐
Rule 12g-4(a)(2)(i)	☐	Rule 12h-3(b)(2)(i)	☐
Rule 12g-4(a)(2)(ii)	☐	Rule 12h-3(b)(2)(ii)	☐
		Rule 15d-6	☒

Approximate number of holders of record as of the certification or notice date:

Class	A-1	5.33006%	Asset Backed Notes -	8	(1)
Class	A-2	5.21%	Asset Backed Notes -	13	(1)
Class	A-3	5.04%	Asset Backed Notes -	24	(1)
Class	A-4	5.07%	Asset Backed Notes -	38	(1)

(1)                                  Refers to direct participants in The Depository Trust Company (“DTC”) holding interests in book-entry form in the Notes registered in the name of Cede & Co., as nominee for DTC.

Pursuant to the requirements of the Securities Exchange Act of 1934, John Deere Receivables, Inc. and John Deere Owner Trust 2007 have caused this certification/notice to be signed on their behalf by the undersigned duly authorized person.

JOHN DEERE OWNER TRUST 2007

JOHN DEERE RECEIVABLES, INC.

	By:	John Deere Capital Corporation, as Servicer

	By:	/s/ Marc A. Howze
Marc A. Howze, Secretary

Dated: November 20, 2007